SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940

FIRST CAROLINA INVESTORS, INC.

The undersigned investment company hereby applies to the Securities and Exchange Commission (the “Commission”) for an order of deregistration under and pursuant to the provisions of Section 8(f) of the Investment Company Act of 1940 (the “Act”) and in connection with such application for deregistration submits the following information:

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

☐	Election of status as a Business Development Company

2.	Name of fund: First Carolina Investors, Inc.

3.	Securities and Exchange Commission File No.: 811-08942

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application

☒	Amendment

5.	Address of Principal Executive Office:

9347 A Founders Street

Fort Mill, South Carolina 29708

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Martin E. Lybecker, Esq.

Perkins Coie LLP

700 13th Street, NW

Washington, DC 20005

(202) 654-1674

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Form N-8F

Nancy E. Gates

Law Offices of Nancy E. Gates

2 Devonshire Lane

Lancaster, NY 14806

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐    Open-end                    ☒    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Brent D. Baird

Portfolio Manager, President and Chief Executive Officer

First Carolina Investors, Inc.

9347 A Founders Street

Fort Mill, South Carolina 29708

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

First Carolina Investors, Inc. has not made a public offering of its securities during the last five years and does not propose to make a public offering or engage in business of any kind.

13.	If the fund is a unit investment trust (“UIT”) provide: (a) Depositor’s name(s) and address(es); and (b) Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes ☒ No

15.	(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes            ☐ No

If Yes, state the date on which the board vote took place: June 9, 2011

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes            ☐ No

If Yes, state the date on which the shareholder vote took place: September 21, 2011

Form N-8F

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes                     ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: October 24, 2011

(b)	Were the distributions made on the basis of net assets?

☒    Yes                    ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒    Yes                     ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.

(e)	Liquidations only: Were any distributions to shareholders made in kind?

☐    Yes                     ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not applicable.

17.	Closed-end funds only: Has the fund issued senior securities?

☐    Yes                    ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: Not applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes                     ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? Not applicable.

(b)	Describe the relationship of each remaining shareholder to the fund: Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐    Yes                     ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Not applicable.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐    Yes                    ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not applicable.

(b)	Why has the fund retained the remaining assets? Not applicable.

(c)	Will the remaining assets be invested in securities? Not applicable.

Form N-8F

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

			Expenses Paid by Applicant	Expenses Paid by FCI Liquidating Trust
(i)	Legal expenses:		$57,035	$138,391
(ii)	Accounting expenses:		916	84,362
(iii)	Other expenses (list and identify separately):
	a.	Proxy Statement/ Shareholder Meeting:	12,275	14,649
	b.	Administration Fees:	967	9,722
	c.	Filing Fees:	1,493	1,805
	d.	Director Fees:	10,000	0
(iv)	Total expenses (sum of lines (i)-(iii) above):		$82,686	$248,929

(b)	How were those expenses allocated?

Liquidation expenses were based on amounts invoiced and charged in connection with the liquidation and dissolution through March 31, 2012.

(c)	Who paid those expenses?

On September 21, 2011, the shareholders of First Carolina Investors, Inc. (the “Fund”) voted to liquidate and dissolve the Fund (the “Liquidation”) pursuant to a Plan of Distribution and Liquidation (the “Plan”). Pursuant to the Plan, FCI Liquidating Trust (the “Trust”) was formed. The Trust was created (i) for the benefit of the former stockholders of the Fund who have been issued pro rata beneficial interests in the Trust and (ii) to benefit any creditors of the Fund in connection with claims for contingent liabilities that have or may come up after the Liquidation. The Fund disposed of all of its assets on or before October 24, 2011 by distributing all assets susceptible to distribution to the Fund’s stockholders and transferring certain reserves and remaining assets to the Trust.

The sole purpose of the Trust is to wind up the remaining assets and liabilities of the Fund and distribute any remaining assets to the Fund’s former stockholders. The Trust is not organized for, and shall have no responsibility, objective or authority to carry on, a profit-making business that would normally be conducted by a business organization classified as a corporation or partnership.

Prior to October 24, 2011, expenses incurred in connection with the Liquidation were paid directly out of the assets of the Fund. Beginning October 24, 2011, expenses incurred in connection with the Liquidation were paid out of the assets of the Trust.

Form N-8F

Barring any unforeseen liabilities, it is estimated that the Trust will incur the following expenses through October of 2015 in connection with the Liquidation:

(i)	Legal expenses:		$253,000
(ii)	Accounting expenses:		154,700
(iii)	Other expenses (list and identify separately):
	a.	Administration Fees:	47,196
	b.	Filing Fees:	1,500
(iv)	Total expenses (sum of lines (i)-(iii) above):		$456,396

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not applicable.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities: Not applicable.

VI.	Mergers Only

(a)	State the name of the fund surviving the Merger: Not applicable.

(b)	State the Investment Company Act file number of the fund surviving the merger: Not applicable.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form: Not applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Carolina Investors, Inc., (ii) he is the President and Chief Executive Officer of First Carolina Investors, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

FIRST CAROLINA INVESTORS, INC.

Dated: May 17, 2012	By:	/s/ Brent D. Baird
Brent D. Baird President and Chief Executive Officer